Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Three Months Ended
	February 29,	Year Ended November 30,
	2012	2011	2010	2009	2008	2007

Pre-tax income (loss) from continuing operations	$14.2	$30.1	$33.3	$28.4	$(2.8)	$(10.5)
Adjustment for (income) loss from equity investees	—	—	—	—	(.2)	(1.2)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$14.2	$30.1	$33.3	$28.4	$(3.0)	$(11.7)
Distributed income equity investees	—	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or income or loss from equity investees	$14.2	$30.1	$33.3	$28.4	$(3.0)	$(11.7)

Fixed Charges:
Interest expense	$8.8	$37.3	$8.0	$7.5	$12.3	$15.7
Interest capitalized during the period	—	—	—	—	—	—
Amortization of debt issuance costs	.7	.7	.7	.6	.7	.8
Imputed interest portion of rent expense	.3	1.4	1.3	1.3	1.6	1.5

Total Fixed Charges	$9.8	$39.4	$10.0	$9.4	$14.6	$18.0

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$24.0	$69.5	$43.3	$37.8	$11.6	$6.3

Ratio of Earnings to Fixed Charges (a)	2.4	1.8	4.3	4.0	.8	.4

(a)	For fiscal years 2007 and 2008, the ratio was less than 1.0x and was deficient by $11.7 million and $3.0 million, respectively.